UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 8, 2012

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report contains a copy of the press release entitled “Textainer Group Holdings Limited Reports Record First-Quarter 2012 Results and Increases Quarterly Dividend,” dated May 8, 2012.

Exhibit

1.	Press Release dated May 8, 2012

Exhibit 1

Textainer Group Holdings Limited Reports First-Quarter 2012 Results and

Increases Quarterly Dividend

Quarter and Year-to-Date Highlights:

•

Net income attributable to Textainer Group Holdings Limited common shareholders of $49.9 million, or $0.99 per diluted common share, for the first quarter 2012, an increase of 34.2% compared to $37.2 million for the prior year quarter;

•	Adjusted net income(1) of $48.8 million, or $0.97 per diluted common share, for the first quarter 2012, an increase of 37.8% compared to $35.4 million for the prior year quarter;

•	Utilization continued at very high levels, averaging 96.9% during the first quarter;

•

Continued with strong pace of expansion through capital expenditures; ordered 224,000 Twenty-Foot Equivalent Units (“TEU”) of new dry-freight containers and 15,000 TEU of new refrigerated containers for delivery through July 2012 and purchased 2,000 TEU of previously managed used containers, representing $660 million of capital expenditures year-to-date;

•

Successfully issued $400 million in asset-backed notes in April 2012 with a fixed interest rate, payable monthly, of 4.21% per annum, resulting in an effective semi-annual yield on the Notes of 4.25% per annum.;

•	Significantly increased the size of the company’s warehouse facility to $1.2 billion in May 2012, providing significant liquidity for the company’s owned fleet expansion; and

•	Paid a $0.37 per share dividend in the first quarter and declared a $0.40 per share dividend in the second quarter of 2012, an increase of 8.1% from the first quarter.

HAMILTON, Bermuda, May 8, 2012 (BUSINESS WIRE) — Textainer Group Holdings Limited (NYSE: TGH), the world’s largest lessor of intermodal containers based on fleet size, today reported results for the first quarter ended March 31, 2012.

“Our Q1 results represent a solid start to 2012,” said Philip Brewer, President and Chief Executive Officer of Textainer. “We significantly expanded our fleet size by ordering 224,000 TEU of dry freight containers and 15,000 TEU of refrigerated containers, representing over $658 million of capital expenditures, for delivery through July 2012, building momentum and positioning the Company for continued success in 2012.”

Key Financial Information (in thousands except for per share and TEU amounts):

	Q1 2012	Q1 2011	% Change
Total revenues	$117,515	$91,202	28.9%
Net income attributable to Textainer Group Holdings Limited common shareholders	$49,910	$37,190	34.2%
Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share	$0.99	$0.75	32.0%
Adjusted net income(1)	$48,842	$35,448	37.8%
Adjusted net income per diluted common share(1)	$0.97	$0.71	36.6%
EBITDA(1)	$90,354	$69,842	29.4%
Average fleet utilization	96.9%	98.2%	(1.3%)
Total fleet size at end of period (TEU)	2,487,029	2,358,077	5.5%
Owned percentage of total fleet at end of period	58.5%	52.1%	12.3%

“Adjusted net income” and “EBITDA” are Non-GAAP Measures that are reconciled to GAAP measures in footnote 1. “Adjusted net income” is defined as net income attributable to Textainer Group Holdings Limited common shareholders before unrealized gains on interest rate swaps and caps, net and related impact of reconciling item on net (loss) income attributable to the noncontrolling interest (“NCI”). “EBITDA” is defined as net income attributable to Textainer Group Holdings Limited common shareholders before interest income and interest expense, realized and unrealized losses (gains) on interest rate swaps and caps, net, income tax expense, net income attributable to the NCI, depreciation and amortization expense and related impact of reconciling items on net (loss) income attributable to the NCI. Footnote 1 provides certain qualifications and limitations on the use of Non-GAAP Measures.

Textainer’s financial results benefitted from a 20.1% increase in the size of the owned container fleet in the first quarter 2012, compared to the year ago quarter, from an average of 1,201,000 TEU to 1,442,000 TEU, partially offset by incremental increases in depreciation expense and interest expense due to the increase in the size of the owned container fleet and associated debt to fund this expansion.

On April 18, 2012, one of our subsidiaries issued $400 million in aggregate principal amount of container backed notes (the “Notes”). The Notes are fully amortizing notes payable on a straight-line basis over a scheduled payment term of ten years, with a maximum payment term of fifteen years. The Notes have a fixed interest rate, payable monthly, of 4.21% per annum, resulting in an effective semi-annual yield on the Notes of 4.25% per annum.

On May 1, 2012, the company completed a $1.2 billion securitization facility and amounts outstanding under our existing $850 million securitization facility were repaid and this facility was terminated. The interest rate on the new $1.2 billion securitization facility is 2.625% over LIBOR during the initial two-year revolving period, if not refinanced or renewed following this two-year period the facility is structured to partially amortize over the next five years and then mature.

With a debt-to-equity ratio of 2.2:1 and the additional liquidity created by our recent financings, the Company is in a strong position to continue purchasing both new and used containers to meet the needs of shipping companies that have shown an increasing preference to lease containers.

“I am pleased with our recent financings which not only lower our overall cost of funds but also provide significant capacity for organic growth as we continue purchasing both new and used containers to meet market demand and further strengthen our industry leading position,” concluded Mr. Brewer.

Outlook

The run rate of capital expenditures for new dry-freight and refrigerated containers already exceeds the record levels of 2011. In-fleet container utilization continues to remain at or near historic highs.

“Although utilization decreased 1.3% during the first quarter of 2012 compared to the year ago quarter, it has improved steadily since early April,” commented Mr. Brewer. “Today, 79% of our fleet is committed to long-term, direct financing and sales-type leases, compared to 76% a year ago, which reduces the volatility of our utilization. We continue to see strong demand for new containers and expect to maintain our focus on healthy organic growth during the coming months.”

Dividend

On May 4, 2012, Textainer’s board of directors approved and declared a quarterly cash dividend of $0.40 per share on Textainer’s issued and outstanding common shares, payable on May 29, 2012 to shareholders of record as of May 18, 2012. This dividend is an increase of $0.03 per share from the prior quarter, Textainer’s ninth consecutive quarterly increase, and will continue the Company’s history of paying constant or higher dividends. The current dividend represents 41% of Adjusted net income(1).

“Our consistent performance and confidence in our long-term outlook enables us to increase our dividend for the ninth consecutive quarter as we continue to focus on total shareholder return,” concluded Mr. Brewer.

Investors’ Webcast

Textainer will hold a conference call and a Webcast at 11:00 am EDT on Tuesday, May 8, 2012 to discuss Textainer’s 2012 first-quarter results. An archive of the Webcast will be available one hour after the live call through May 8, 2013. For callers in the U.S. the dial-in number for the conference call is (877) 303-9078; for callers outside the U.S. the dial-in number for the conference call is (970) 315-0455. To access the live Webcast or archive, please visit Textainer’s website at http://www.textainer.com.

About Textainer Group Holdings Limited

Textainer Group Holdings Limited and its subsidiaries (“Textainer”) is the world’s largest lessor of intermodal containers based on fleet size. The Company began operations in 1979 and as of the most recent quarter end had more than 1.6 million containers, representing more than 2.4 million TEU, in its owned and managed fleet. Textainer leases dry freight, refrigerated, and specialized containers. Each year the Company is one of the largest purchasers of new containers as well as one of the largest sellers of used containers. Textainer leases containers to approximately 400 shipping lines and other lessees and sells containers to more than 1,000 customers worldwide and provides services worldwide via a network of regional and area offices, as well as independent depots.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and include, without limitation, statements regarding: (i) Textainer’s belief that its recent financing not only lowers its overall cost of funds but also provide significant capacity for organic growth as it continues purchasing both new and used containers; (ii) Textainer’s belief that having 79% of its fleet committed to long-term and direct financing and sales-type leases, compared to 76% a year ago, reduces the volatility of its utilization; and (iii) Textainer’s expectation that it will maintain its focus on healthy organic growth during the coming months. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. These risks and uncertainties include, without limitation, the following items that could materially and negatively impact our business, results of operations, cash flows, financial condition and future prospects: any deceleration or reversal of the current domestic and global economic recoveries; lease rates may decrease and lessees may default, which could decrease revenue and increasing storage, repositioning, collection and recovery expenses; we own a large and growing number of containers in our fleet and are subject to significant ownership risk; further consolidation of container manufacturers or the disruption of manufacturing for the major manufacturers could result in higher new container prices and/or decreased supply of new containers and any increase in the cost or reduction in the supply of new containers; the demand for leased containers depends on many political and economic factors beyond Textainer’s control; the demand for leased containers is partially tied to international trade and if this demand were to decrease due to increased barriers to trade, or for any other reason, it could reduce demand for intermodal container leasing; as we increase the number of containers in our owned fleet, we will have significant capital at risk and may need to incur more debt, which could result in financial instability; Textainer faces extensive competition in the container leasing industry; the international nature of the container shipping industry exposes Textainer to numerous risks; gains and losses associated with the disposition of used equipment may fluctuate; our indebtedness reduces our financial flexibility and could impede our ability to operate; and other risks and uncertainties, including those set forth in Textainer’s filings with the Securities and Exchange Commission. For a discussion of some of these risks and uncertainties, see Item 3 “Key Information — Risk Factors” in Textainer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2012.

Textainer’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. Textainer is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

Contact:

Textainer Group Holdings Limited

Mr. Tom Gallo, 415-658-8227

Investor Relations Director

ir@textainer.com

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

Three Months Ended March 31, 2012 and 2011

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	March 31,
	2012		2011
Revenues:
Lease rental income		$87,888		$72,359
Management fees		6,801		7,684
Trading container sales proceeds		11,537		4,765
Gains on sale of containers, net		11,289		6,394

Total revenues		117,515		91,202

Operating expenses:
Direct container expense		6,060		3,958
Cost of trading containers sold		10,002		4,166
Depreciation expense		21,580		18,866
Amortization expense		1,306		1,758
General and administrative expense		5,723		6,198
Short-term incentive compensation expense		992		959
Long-term incentive compensation expense		2,154		1,736
Bad debt expense, net		1,718		136

Total operating expenses		49,535		37,777

Income from operations		67,980		53,425

Other income (expense):
Interest expense		(14,719)		(7,523)
Interest income		28		7
Realized losses on interest rate swaps and caps, net		(2,550)		(2,642)
Unrealized gains on interest rate swaps and caps, net		1,048		2,211
Other, net		(1)		(51)

Net other expense		(16,194)		(7,998)

Income before income tax and noncontrolling interest		51,786		45,427
Income tax expense		(2,323)		(2,614)

Net income		49,463		42,813
Less: Net loss (income) attributable to the noncontrolling interest	447		(5,623)

Net income attributable to Textainer Group Holdings Limited common shareholders	$49,910		$37,190

Net income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$1.01		$0.76
Diluted	$0.99		$0.75
Weighted average shares outstanding (in thousands):
Basic	49,425		48,660
Diluted	50,384		49,892
Other comprehensive income:
Foreign currency translation adjustments		77		82

Comprehensive income		49,540		42,895
Less: Comprehensive loss (income) attributable to the noncontrolling interest		447		(5,623)

Comprehensive income attributable to Textainer Group Holdings
Limited common shareholders		$49,987		$37,272

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

March 31, 2012 and December 31, 2011

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2012	2011
Assets
Current assets:
Cash and cash equivalents	$76,426	$74,816
Accounts receivable, net of allowance for doubtful accounts of $9,555 and $7,840 in 2012 and 2011, respectively	83,779	86,428
Net investment in direct financing and sales-type leases	25,668	25,075
Trading containers	8,716	12,970
Containers held for sale	10,757	7,832
Prepaid expenses	11,064	10,243
Deferred taxes	2,453	2,443

Total current assets	218,863	219,807
Restricted cash	70,969	45,858
Containers, net of accumulated depreciation of $395,977 and $377,731 at 2012 and 2011, respectively	2,018,866	1,903,855
Net investment in direct financing and sales-type leases	83,503	85,121
Fixed assets, net of accumulated depreciation of $8,856 and $9,027 at 2012 and 2011, respectively	1,654	1,717
Intangible assets, net of accumulated amortization of $32,251 and $33,340 at 2012 and 2011, respectively	45,402	46,675
Other assets	7,606	7,171

Total assets	$2,446,863	$2,310,204

Liabilities and Equity
Current liabilities:
Accounts payable	$3,280	$2,616
Accrued expenses	8,760	18,491
Container contracts payable	76,329	25,510
Deferred revenue	4,441	6,245
Due to owners, net	13,863	15,812
Secured debt facility	62,452	41,035
Bonds payable	91,500	91,500

Total current liabilities	260,625	201,209
Revolving credit facilities	202,285	133,047
Secured debt facility	770,245	779,383
Bonds payable	441,584	464,226
Deferred revenue	347	1,136
Interest rate swaps and caps	15,062	16,110
Income tax payable	23,639	22,729
Deferred taxes	6,715	7,438

Total liabilities	1,720,502	1,625,278

Equity:
Textainer Group Holdings Limited shareholders’ equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; issued and outstanding 49,530,473 and 48,951,114 at 2012 and 2011, respectively	495	490
Additional paid-in capital	163,146	154,460
Accumulated other comprehensive loss	49	(28)
Retained earnings	560,528	528,906

Total Textainer Group Holdings Limited shareholders’ equity	724,218	683,828
Noncontrolling interest	2,143	1,098

Total equity	726,361	684,926

Total liabilities and equity	$2,446,863	$2,310,204

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Three Months Ended March 31, 2012 and 2011

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Three Months Ended March 31,
	2012	2011
Cash flows from operating activities:
Net income	$49,463	$42,813

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	21,580	18,866
Bad debt expense, net	1,718	136
Unrealized gains on interest rate swaps and caps, net	(1,048)	(2,211)
Amortization of debt issuance costs	2,418	1,750
Amortization of intangible assets	1,306	1,758
Amortization of acquired below-market leases	(33)	(151)
Amortization of deferred revenue	(2,404)	(1,687)
Amortization of unearned income on direct financing and sales-type leases	(2,861)	(1,920)
Gains on sale of containers, net	(11,289)	(6,394)
Share-based compensation expense	2,510	1,842
Changes in operating assets and liabilities	(8,453)	(10,862)

Total adjustments	3,444	1,127

Net cash provided by operating activities	52,907	43,940

Cash flows from investing activities:
Purchase of containers and fixed assets	(105,496)	(129,919)
Proceeds from sale of containers and fixed assets	23,229	14,706
Receipt of principal payments on direct financing and sales-type leases	8,808	7,035

Net cash used in investing activities	(73,459)	(108,178)

Cash flows from financing activities:
Proceeds from revolving credit facility	69,630	55,000
Principal payments on revolving credit facility	(392)	(40,000)
Proceeds from secured debt facility	12,000	142,500
Principal payments on secured debt facility	—	(31,000)
Principal payments on bonds payable	(22,875)	(12,875)
Increase in restricted cash	(25,111)	(9,438)
Debt issuance costs	(552)	(1,058)
Issuance of common shares upon exercise of share options	3,344	4,849
Excess tax benefit from share-based compensation awards	2,837	3,182
Capital contributions from noncontrolling interest	1,492	—
Dividends paid	(18,288)	(14,115)

Net cash provided by financing activities	22,085	97,045

Effect of exchange rate changes	77	82

Net increase in cash and cash equivalents	1,610	32,889
Cash and cash equivalents, beginning of the year	74,816	57,081

Cash and cash equivalents, end of period	$76,426	$89,970

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Reconciliation of GAAP financial measures to non-GAAP financial measures

Three Months Ended March 31, 2012 and 2011

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(1)	The following is a reconciliation of certain GAAP measures to non-GAAP financial measures (such items listed in (a) to (d) below and defined as “Non-GAAP Measures”) for the three months ended March 31, 2012 and 2011, including:

(a)	net income attributable to Textainer Group Holdings Limited common shareholders to EBITDA (EBITDA defined as net income attributable to Textainer Group Holdings Limited common shareholders before interest income and interest expense, realized and unrealized losses (gains) on interest rate swaps and caps, net, income tax expense, net (loss) income attributable to the noncontrolling interest (“NCI”), depreciation and amortization expense and the related impact of reconciling items on net (loss) income attributable to the NCI);

(b)	net cash provided by operating activities to EBITDA;

(c)	net income attributable to Textainer Group Holdings Limited common shareholders to Adjusted net income (defined as net income attributable to Textainer Group Holdings Limited common shareholders before unrealized gains on interest rate swaps and caps, net and the related impact of reconciling items on net (loss) income attributable to the NCI); and

(d)	net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share to Adjusted net income per diluted common share (defined as net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share before unrealized gains on interest rate swaps and caps, net and the related impact of reconciling items on net (loss) income attributable to the NCI).

Non-GAAP Measures are not financial measures calculated in accordance with U.S. generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income, income from operations or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. Non-GAAP Measures are presented solely as supplemental disclosures. Management believes that EBITDA may be a useful performance measure that is widely used within our industry and Adjusted net income may be a useful performance measure because Textainer intends to hold its interest rate swaps until maturity and over the life of an interest rate swap or cap held to maturity the unrealized (gains) losses will net to zero. EBITDA is not calculated in the same manner by all companies and, accordingly, may not be an appropriate measure for comparison.

Management also believes that Adjusted net income and Adjusted net income per diluted common share are useful in evaluating our operating performance because unrealized (gains) losses on interest rate swaps and caps, net is a noncash item, non-operating item. We believe Non-GAAP Measures provide useful information on our earnings from ongoing operations. We believe that EBITDA provides useful information on our ability to service our long-term debt and other fixed obligations and on our ability to fund our expected growth with internally generated funds. Non-GAAP Measures have limitations as analytical tools, and you should not consider either of them in isolation, or as a substitute for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations are:

•	They do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	They do not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on our debt;

•

Although depreciation is a noncash charge, the assets being depreciated may be replaced in the future, and neither EBITDA, Adjusted net income or Adjusted net income per diluted common share reflects any cash requirements for such replacements;

•	They are not adjusted for all noncash income or expense items that are reflected in our statements of cash flows; and

•	Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	Three Months Ended March 31,
	2012	2011
	(Dollars in thousands) (Unaudited)
Reconciliation of EBITDA:
Net income attributable to Textainer Group Holdings Limited common shareholders	$49,910	$37,190
Adjustments:
Interest income	(28)	(7)
Interest expense	14,719	7,523
Realized losses on interest rate swaps and caps, net	2,550	2,642
Unrealized gains on interest rate swaps and caps, net	(1,048)	(2,211)
Income tax expense	2,323	2,614
Net (loss) income attributable to the noncontrolling interest	(447)	5,623
Depreciation expense	21,580	18,866
Amortization expense	1,306	1,758
Impact of reconciling items on net (loss) income attributable to the noncontrolling interest	(511)	(4,156)

EBITDA	$90,354	$69,842

Net cash provided by operating activities	$52,907	$43,940
Adjustments:
Bad debt expense, net	(1,718)	(136)
Amortization of debt issuance costs	(2,418)	(1,750)
Amortization of acquired net below market leases	33	151
Amortization of deferred revenue	2,404	1,687
Amortization of unearned income on direct financing and sales-type leases	2,861	1,920
Gains on sale of containers, net	11,289	6,394
Share-based compensation expense	(2,510)	(1,842)
Interest income	(28)	(7)
Interest expense	14,719	7,523
Realized losses on interest rate swaps and caps, net	2,550	2,642
Income tax expense	2,323	2,614
Changes in operating assets and liabilities	8,453	10,862
Impact of reconciling items on net (loss) income attributable to the noncontrolling interest	(511)	(4,156)

EBITDA	$90,354	$69,842

	Three Months Ended March 31,
	2012	2011
	(Dollars in thousands) (Unaudited)
Reconciliation of Adjusted net income:
Net income attributable to Textainer Group Holdings Limited common shareholders	$49,910	$37,190
Adjustments:
Unrealized gains on interest rate swaps and caps, net	(1,048)	(2,211)
Impact of reconciling item on net (loss) income attributable to noncontrolling interest	(20)	469

Adjusted net income	$48,842	$35,448

Reconciliation of Adjusted net income per diluted common share:
Net income attributable to Textainer Group Holdings
Limited common shareholders per diluted common share	$0.99	$0.75
Adjustments:
Unrealized gains on interest rate swaps and caps, net	(0.02)	(0.05)
Impact of reconciling item on net (loss) income attributable to noncontrolling interest	—	0.01

Adjusted net income per diluted common share	$0.97	$0.71

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2012

Textainer Group Holdings Limited

/s/ PHILIP K. BREWER
Philip K. Brewer
President and Chief Executive Officer